EXHIBIT 3.2

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

TRIPWIRE, INC.

TRIPWIRE, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: The original name of the Corporation is VISUAL COMPUTING CORPORATION. The Corporation was previously named Tripwire Security Systems, Inc.

SECOND: The date on which the Corporation’s original Certificate of Incorporation was filed with the Secretary of State of Delaware is September 25, 1997.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Section D2(e) of Article IV of the Eighth Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety as follows:

“(e) Election of Board of Directors. For so long as the authorized size of the Company’s Board of Directors is at least six (6), (i) and for so long as 500,000 shares of Series A Preferred remain outstanding (subject to adjustment for any stock split, reverse stock split or similar event affecting the Series A Preferred), holders of Series A Preferred, voting as a separate series, shall be entitled to elect one (1) member of the Company’s Board of Directors at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such director; (ii) and for so long as 500,000 shares of Series B Preferred remain outstanding (subject to adjustment for any stock split, reverse stock split or similar event affecting the Series B Preferred), holders of Series B Preferred, voting as a separate series, shall be entitled to elect one (1) member of the Company’s Board of Directors at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such director; (iii) and for so long as 500,000 shares of Series C Preferred remain outstanding (subject to adjustment for any stock split, reverse stock split or similar event affecting the Series C Preferred), holders of Series C Preferred, voting as a separate series, shall be entitled to elect one (1) member of the Company’s Board of Directors at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such director; (iv) the holders of Common Stock, voting as a separate class, shall be entitled to elect one (1) member of the Board of Directors at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such director; and (v) holders of Common Stock and Series Preferred, voting together as a single class on an as-if converted basis, shall be entitled to elect the remaining member or members of the Board of Directors at each meeting or pursuant to each consent of the Company’s stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.”

FOURTH: This Certificate of Amendment of Certificate of Incorporation was submitted to the stockholders of the Corporation for their approval, and was duly adopted by the required vote of stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, TRIPWIRE, INC. has caused this Certificate of Amendment to be signed by its President this 2nd day of December, 2010.

TRIPWIRE, INC.

By:	/s/ James B. Johnson
James B. Johnson President